Interim Report

For the Six Months Ended 30 June 2020

INTEGRATED MEDIA TECHNOLOGY LIMITED

(ACN 132 653 948)

Contents

Pages

Directors' Report	1-2

Financial Report	3

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)	4

Condensed Consolidated Statements of Financial Position	5

Condensed Consolidated Statements of Changes in Equity	6

Condensed Consolidated Statements of Cash Flows	7

Notes to the Condensed Consolidated Financial Statements	8-27

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2020

Directors' Report

The directors present their report together with the condensed consolidated financial statements on the consolidated entity (referred to hereinafter as the "Group") consisting of Integrated Media Technology Limited (referred to hereinafter as "IMTE" or "Company") and the entities it controlled as of and for the six months ended June 30, 2020.

Directors

The names of the directors in office at any time during the period from January 1, 2020 to June 30, 2020, and up to the date of this report are:

Director	Position

Mr. Con UNERKOV	Chairman and Chief Executive Officer
Dr. Man Chung CHAN	Independent Non-executive Director
Mr. Wuhua ZHANG	Non-executive Director
Mr. Uwe Von PARPART	Independent Non-executive Director
Dr. Heming CUI	Independent Non-executive Director	(Appointed on June 12, 2020)

Principal Activities

IMTE is an Australia company engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture / sale of nano coated plates for air filters and the sale electronic glass. These two new business operations in air filters and electronic glass, form the foundation of our future growth strategy.

Review of Operations and Future Development

General review

The Group's principal activities during the financial period under review was the development, sale and distribution of 3D autostereoscopic display and 3D video wall.

Financial review

During the financial period under review, the Group has recorded revenue from operations of A$444,663 (2019: A$339,451) and recorded losses for the period of A$4,835,240 (2019: loss of A$10,771,946). The slight increase in revenue of the display business for the six months ended June 30, 2020 was primarily due to more contracts concluded and completed in respect of the sales of displays, and a decrease in net loss for the six month ended June 30, 2020 approximately 55.1% from A$10,771,946 loss in 2019 to A$4,835,240 loss for the period was due to no provision for impairment loss of goodwill in 2020 (2019: A$4,486,301, which had been fully impaired in the prior period).

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 1 of 27

Directors' Report (Continued)

As of June 30, 2020, the Group has net liabilities of A$2,842,598. The non-current assets amounting to A$5,760,324 consist of fixed assets of A$358,379, intangible assets of A$4,358,825 and development projects A$1,043,120.

During the period, the Company continued to pursue the research of ASD technology in support of our sales of 3D ASD products. Most of our operating expenditures incurred during the period were for research and product development which did not contribute any positive return to our bottom line. With the manufacturing issues of our subcontractors, we were not able to conclude many sales or pursue any media and advertising projects involving sizeable orders for 3D ASD displays. These factors contributed the loss incurred by the Company during the period.

Going forward, the Company will seek to diversify from its 3D ASD business to switchable electronic glass. The Company will seek funding to build or rent a manufacturing facility for our electronic glass lamination lines in 2020 & 2021. If we are successful in securing the funding in second half of 2020, then the Company will be positioned to deliver operational results in the switchable electronic glass business in the near future. The Company will also conduct an overall review of our existing operations with a view to reduce operational costs and to focus on committing operating funds to businesses operations that can deliver consistent sales and profit to the Group.

During the period under review and up to the date of this report, the Company has successfully raised funds by selling shares and convertible bonds in the Company. The Company has also converted certain debts into shares in the Company to decrease its debt burden. In the short term, the Company will continue to raise funds from the equity market to strengthen our capital base. In the longer term, the Company will need to seek funding from both the capital and equity markets to support our capital expenditures and operations.

The Company will be reviewing potential acquisitions that can add value to the Group or bring in steady revenue profit streams. The future development is dependent on the ability to have sufficient resources in funding, technology and human capital to execute our business plans.

On behalf of the Directors,

/S/ Con Unerkov

________________________

Con Unerkov

Director

November 19, 2020

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 2 of 27

Financial Report

The financial report covers Integrated Media Technology Limited (“IMTE”) as a consolidated entity, consisting of Integrated Media Technology Limited and the entities it controlled. The financial report is presented in Australian dollars which is IMTE's functional currency.

The financial report consists of the condensed consolidated financial statements, notes to the condensed consolidated financial statements and the directors' declaration.

Integrated Media Technology Limited is a Nasdaq listed public company limited by shares, incorporated and domiciled in Australia, its registered office and the principal place of business are:

Registered Office and Principal Place of Business

Level 7, 420 King William Street

Adelaide SA 5000 Australia

Principal Place of Business

7/F,Siu On Center, 188 Lockhart Road,

Wanchai, Hong Kong

A description of the nature of the Group’s operations and its principal activities are included in the directors' report, which is not part of the financial report.

The financial report was authorized for issue, in accordance with a resolution of directors on November 19, 2020.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 3 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED Consolidated StatementS of Profit or Loss and Other
Comprehensive Income/ (LOSS)

FOR THE SIX MONTHS ENDED jUNE 30, 2020 AND 2019

		Group
		June 30 2020	June 30 2019
	Notes	A$	A$

Revenue, net	4	444,663	339,451
Cost of goods sold		(331,663)	(232,137)
		113,000	107,314

Interest income		-	90,406
Other income	5	82,561	90,111
		195,561	287,831
EXPENSES
Employee benefit expenses		(1,426,738)	(2,010,474)
Depreciation and amortization		(1,384,151)	(1,696,130)
Professional and consulting expenses		(831,396)	(1,255,335)
Travel and accommodation expenses		(33,829)	(188,365)
Office expenses and supplies		(195,787)	(364,112)
Rental costs		(194,049)	(399,190)
Other operating expenses		(385,143)	(60,683)
Finance costs	6	(487,871)	(703,825)
Provision for impairment loss of goodwill		-	(4,486,301)
Exchange losses		(62,847)	-
Loss on disposal of subsidiaries	24	(28,990)	-
Total expenses		(5,030,801)	(11,164,415)

LOSS BEFORE INCOME TAX		(4,835,240)	(10,876,584)

Income tax credit	7(a)	-	104,638

LOSS FOR THE PERIOD		(4,835,240)	(10,771,946)

OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of overseas subsidiaries		248,419	171,542
Other comprehensive income for the period, net of tax		248,419	171,542

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(4,586,821)	(10,600,404)

Loss for the period attributable to:
Owners of the Company		(4,655,833)	(10,207,840)
Non-controlling interests		(179,407)	(564,106)
		(4,835,240)	(10,771,946)

Total comprehensive loss for the period attributable to:
Owners of the Company		(4,530,186)	(10,049,297)
Non-controlling interests		(56,635)	(551,107)
		(4,586,821)	(10,600,404)

Loss per share
Basic and diluted	9	(1.32)	(3.14)

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 4 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of June 30, 2020 and December 31, 2019

		Group
		June 30 2020	December 31 2019
	Notes	A$	A$
ASSETS
CURRENT ASSETS
Cash and bank balances		139,174	735,724
Inventories	10	497,315	749,173
Right of use assets	19	-	682,119
Trade and other receivables	11	191,563	770,958
Other assets	12	746,244	2,291,273
Total current assets		1,574,296	5,229,247

NON-CURRENT ASSETS
Plant and equipment	13	358,379	729,117
Right of use assets	19	-	425,773
Intangible assets and goodwill	14	4,358,825	9,950,803
Development projects	15	1,043,120	3,611,336
Total non-current assets		5,760,324	14,717,029
TOTAL ASSETS		7,334,620	19,946,276

LIABILITIES
CURRENT LIABILITIES
Trade and other liabilities	16	6,824,662	4,338,495
Provision for employee benefits		-	64,135
Amounts due to related companies	17	593,150	6,684,682
Borrowings	18	-	1,817,782
Lease liabilities	19	-	666,868
Derivative financial instruments	20	-	-
Convertible bonds	21	-	4,420,899
Total current liabilities		7,417,812	17,992,861

NON-CURRENT LIABILITIES
Lease liabilities	19	-	501,739
Deferred tax liabilities	7(b)	15,325	1,372,653
Derivative financial instruments	20	-	-
Convertible promissory note	22	2,744,081	-
Total non-current liabilities		2,759,406	1,874,392
TOTAL LIABILITIES		10,177,218	19,867,253

NET CURRENT LIABILITIES		(5,843,516)	(12,763,614)

NET (LIABILITIES)/ASSETS		(2,842,598)	79,023

CAPITAL AND RESERVES
Issued capital (no par value, 3,663,100 ordinary shares issued and outstanding as of June 30, 2020 and 3,377,386 ordinary shares of December 31, 2019)	23	20,309,687	18,902,029
Foreign currency translation reserves	25	860,860	735,213
Other reserves	25	2,704,452	4,423,141
Accumulated losses		(28,724,056)	(25,786,912)
Equity attributable to owners of the Company		(4,849,057)	(1,726,529)
Non-controlling interests		2,006,459	1,805,552
TOTAL EQUITY		(2,842,598)	79,023

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 5 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Owners of the Company					Non-Controlling Interests	Total Equity
GROUP	Issued Capital	Retained Earnings / (Accumulated Losses)	Foreign Currency Translation Reserve (Note 25(a))	Other reserves (Note 25(b))	Total
	A$	A$	A$	A$	A$	A$	A$

Balance at January 1, 2019	18,902,029	(10,676,713)	629,383	4,959,089	13,813,788	2,807,963	16,621,751

Loss for the period	-	(10,207,840)	-	-	(10,207,840)	(564,106)	(10,771,946)
Other comprehensive income, net of tax	-	-	158,543	-	158,543	12,999	171,542
Total comprehensive income / (loss) for the period	-	(10,207,840)	158,543	-	(10,049,297)	(551,107)	(10,600,404)

Balance at June 30, 2019	18,902,029	(20,884,553)	787,926	4,959,089	(3,764,491)	2,256,856	6,021,347

Balance at January 1, 2020	18,902,029	(25,786,912)	735,213	4,423,141	(1,726,529)	1,805,552	79,023

Loss for the period	-	(4,655,833)	-	-	(4,655,833)	(179,407)	(4,835,240)
Other comprehensive income, net of tax	-	-	125,647	-	125,647	122,772	248,419
Total comprehensive income / (loss) for the period	-	(4,655,833)	125,647	-	(4,530,186)	(56,635)	(4,586,821)

Transfer convertible bond reserve to accumulated loss	-	1,718,689	-	(1,718,689)	-	-	-
Disposal of subsidiaries	-	-	-	-	-	257,542	257,542
Issuance of new ordinary shares	1,407,658	-	-	-	1,407,658	-	1,407,658
Balance at June 30, 2020	20,309,687	(28,724,056)	860,860	2,704,452	(4,849,057)	2,006,459	(2,842,598)

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 6 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2020 and 2019

		Group
		June 30 2020	June 30 2019
	Notes	A$	A$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss before tax		(4,835,240)	(10,876,584)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		1,384,151	1,696,130
Loss on disposal of subsidiaries		28,990	-
Interest accrued for lease liabilities		32,526	57,556
Interest accrued for convertible notes		122,660	-
Interest accrued for convertible bonds		-	608,386
Net cash flows from changes in working capital	29	796,857	244,813
Provision for impairment loss of goodwill		-	4,486,301
NET CASH OUTFLOW USED IN OPERATING ACTIVITIES		(2,470,056)	(3,783,398)

CASH FLOWS FROM INVESTING ACTIVITIES
Disposal of subsidiaries, net of cash disposal of	24	855,506	-
Development expenditures		(125,520)	(471,497)
Payments for intangible assets		-	(7,283)
Payments for plant and equipment		(2,064)	(1,193,474)
NET CASH INFLOW/ (OUTFLOW) FROM INVESTING ACTIVITIES		727,922	(1,672,254)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of advances from related parties		602,834	4,003,072
Proceeds of advances from other payables		2,357,112	-
Proceeds from issuance of convertible notes		2,626,400	-
Proceeds from bank borrowings		-	90,049
Repayment of obligation under finance lease		-	(8,934)
Payment of lease liabilities		(320,851)	-
Repayment for convertible bonds		(4,668,195)	-
Proceeds from shares issued		1,407,658	-
NET CASH INFLOW PROVIDED BY FINANCING ACTIVITIES		2,004,958	4,084,187

NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		262,824	(1,371,465)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD		(166,758)	619,705
Effect of exchange rate changes on cash and cash equivalents		43,108	10,934

CASH AND CASH EQUIVALENTS AT END OF PERIOD		139,174	(740,826)

Analysis of cash and cash equivalents:

Cash and bank balances		139,174	142,381
Bank overdraft		-	(883,207)
Cash and cash equivalents		139,174	(740,826)

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 7 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") IAS 34 "Interim Financial Reporting".

The condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these condensed consolidated financial statements are to be read in conjunction with the annual report for the financial year ended December 31, 2019 and any public announcements made by Integrated Media Technology Limited during the interim reporting period.

The condensed consolidated financial statements have been prepared on the accrual basis and are based on historical cost modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The Group incurred a net loss of A$4,835,240 (2019: loss of A$10,771,946) during the six months ended June 30, 2020 and, as of that date, the Group's current liabilities exceeded its current assets by A$5,843,516. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group's ability to continue as a going concern.

Going Concern

The Company’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of June 30, 2020, the Company had accumulated losses of A$28,724,056 and generated a net loss for the six months ended June 30, 2020 of A$4,835,240 and used cash in operating activities in the amount of A$2,470,056. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

For the period under review until the date of this report, the Company has successfully raised a total of A$5.6 million from the selling of new shares and convertible bonds, and have converted A$3.9 million of debts to equity in the Company. These corporate actions have stabilized the Company’s cashflow in the short term, but the Company will need to continue to build its capital base to fund its business plans.

In order to continue as a going concern, the Company will need continual short-term borrowings for our working and operating capital. In the longer term, the Company is dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Company can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Company will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Company will continue as a going concern.

.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 8 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Based on the Company’s current rate of cash outflows, cash on hand and short term borrowings, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next twelve months.

The Company’s plans with respect to its liquidity issues include, but are not limited to, the following:

1)	Continue to raise financing through the sale of its equity and/or debt securities;

2)	Seek additional capital in the public equity markets to continue its operations as it rolls out its current products in development, respond to competitive pressures, develop new products and services, and support new strategic partnerships. The Company is currently evaluating additional equity financing opportunities and may execute them when appropriate. However, there can be no assurances that the Company can consummate such a transaction, or consummate a transaction at favorable pricing.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

The consolidated financial statements of the Group are presented in Australian Dollars (“A$”), unless otherwise stated.

New, revised or amended Accounting Standards and Interpretations adopted

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

IFRS 3 Amendments	Definition of a Business
IAS 1 and IAS 8	Definition of Material
IFRS 9, IAS 39 and IFRS 7 Amendments	Interest Rate Benchmark Reform
IFRS 16 Amendments	COVID-19 Related Rent Concession

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 9 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

IFRS 3 Amendments clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. A business can exist without including all the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has implemented IFRS 3 since January 1, 2020 with no material impact on the consolidated financial statement of the Group, nor is there expected to be any future impact to the Group.

Amendments to IAS 1 and IAS 8 provide a new definition of materiality. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions made by the primary users of general purpose financial statements based on those financial statements. The amendments clarify that materiality depends on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group has implemented IAS 1 and IAS 8 since January 1, 2020 with no material impact on the consolidated financial statement of the Group, nor is there expected to be any future impact to the Group.

The amendments to IFRS 9, IAS 39 and IFRS 7 modify some specific hedge accounting requirements. During the period of uncertainty arising from phasing-out of interest-rate benchmarks with an alternative nearly risk-free interest rate (“RFR”), the entities that apply these hedge accounting requirements can assume that the interest rate benchmarks on which the hedged cash flows and cash flows of the hedging instrument are based are not altered as a result of interest rate benchmark reform. The amendments applied retrospectively. The Group has implemented IFRS 9, IAS 39 and IFRS 7 since January 1, 2020 with no material impact on the consolidated financial statement of the Group, nor is there expected to be any future impact to the Group as it does not have any interest rate hedge accounting requirement.

IFRS 16 Amendment provides for rent relief during COVID-19, which provides an exemption for lessees. For lease payments due before June 2021, lessees are not required to apply the guidance on accounting treatment of lease changes in IFRS 16 for rent relief granted due to the impact of COVID-19. The amendment is applicable for annual reporting periods beginning on or after 1 June 2020, and earlier adoption is permitted. The Group has adopted the amendments from 1 January 2020 with no material impact on the consolidated financial statement of the Group, nor is there expected to be any future impact to the Group as the Group has no existing lease due before June 2021.

2.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 10 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	OPERATING SEGMENTS

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has three operating segments for the period ended June 30, 2020 (2019: three), being (1) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and provision of technology solutions, (2) provision of consultancy services, and (3) corporate.

The executive director reviews Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). The accounting policies adopted for internal reporting to the executive director are consistent with those adopted in the condensed consolidated financial statements.

The information reported to the executive director is on at least a monthly basis.

Intersegment transaction

There are no intersegment transactions. There are no intersegment sales, receivables, payables and loans.

Operating segment information

	Sales and distribution of 3D displays (Remark 1)	Consultancy services	Corporate	Total
Consolidated – 2020	A$	A$	A$	A$

For the six months ended June 30, 2020
Revenue
Sales to external customers	444,663	-	-	444,663
Intersegment sales	-	-	-	-
Total sales revenue	444,663	-	-	444,663
Other revenue	82,561	-	-	82,561
Total revenue	527,224	-	-	527,224

EBITDA				(3,451,089)
Depreciation and amortization				(1,384,151)
Loss before income tax				(4,835,240)
Income tax credit				-
Loss after income tax				(4,835,240)

As at June 30, 2020
Assets
Segment assets	7,134,056	23,988	176,576	7,334,620
Liabilities
Segment liabilities	5,820,139	3,477,146	879,933	10,177,218

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 11 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	OPERATING SEGMENTS (Continued)

	Sales and distribution of 3D displays (Remark 1)	Consultancy services	Corporate	Total
Consolidated – 2019	A$	A$	A$	A$

For the six months ended June 30, 2019
Revenue
Sales to external customers	322,210	17,241	-	339,451
Intersegment sales	-	-	-	-
Total sales revenue	322,210	17,241	-	339,451
Other revenue	17,903	-	162,614	180,517
Total revenue	340,113	17,241	162,614	519,968

EBITDA				(4,784,559)
Depreciation and amortization				(1,696,130)
Provision for impairment loss of goodwill				(4,486,301)
Interest income				90,406
Loss before income tax				(10,876,584)
Income tax credit				104,638
Loss after income tax				(10,771,946)

As at June 30, 2019
Assets
Segment assets	22,962,813	(7,066)	(957,609)	21,998,138
Liabilities
Segment liabilities	10,521,695	26,600	5,428,496	15,976,791

Remark

1. Development, sale and distribution of 3D displays, conversion equipment, software and provision of technology solutions.

4.	REVENUE

	Group
	Period Ended June 30 2020	Period Ended June 30 2019
	A$	A$

Development, sales and distribution of autostereoscopic 3D products and conversion equipment	444,663	322,210
Consultancy and other services income	-	17,241
	444,663	339,451

5.	OTHER INCOME

	Group
	Period Ended June 30 2020	Period Ended June 30 2019
	A$	A$

Government grant	82,082	72,269
Sundry income	479	17,842
	82,561	90,111

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 12 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	FINANCE COSTS

	Group
	Period Ended June 30 2020	Period Ended June 30 2019
	A$	A$

Bank overdraft and borrowing interest	37,091	36,640
Interest on lease liabilities	-	57,556
Interest on finance lease liabilities	32,526	1,243
Interest on revolving loan	109,811	-
Interest on convertible bonds	185,783	608,386
Interest on convertible promissory note	122,660	-
	487,871	703,825

7.	INCOME TAX CREDIT

	Group
	Period Ended June 30 2020	Period Ended June 30 2019
	A$	A$

Current tax expense	-	-
Deferred tax benefit	-	104,638
Income tax credit – Note 7(a)	-	104,638

(a)     The prima-facie tax on loss before income tax is reconciled to the income tax benefit / (expense) as follows:

	Period Ended June 30 2020	Period Ended June 30 2019
	A$	A$

Numerical reconciliation of income tax benefit / (expense) to prima facie tax payable
Loss before income tax	(4,835,240)	(10,876,584)
Income tax benefit on loss before income tax at 30%	1,450,572	3,262,975
Difference in overseas tax rates	(564,245)	(1,845,460)
Add / (less) the tax effect of:
Tax losses and temporary differences for the period for which no deferred tax is recognized	(886,327)	(1,312,877)
Income tax expense	-	104,638

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	June 30 2020	December 31 2019
	A$	A$

Balance brought forward	(1,372,653)	(1,244,814)
Temporary differences derecognized	-	(117,322)
Release of disposal of subsidiaries	1,380,402	-
Exchange rate difference	(23,074)	(10,517)
Total	(15,325)	(1,372,653)

8.	DIVIDENDS

No dividends were declared and paid during the six months ended June 30, 2020 (2019: Nil).

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 13 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	LOSS PER SHARE

	Group
	2020	2019
	A$	A$

Basic and diluted earnings/ (loss) per share	(1.32)	(3.14)

Loss after income tax attributable to shareholders	(4,655,833)	(10,207,840)

	2020	2019
	No. of shares	No. of shares
Weighted average number of ordinary shares as at January 1	3,377,386	3,377,386
Effect of shares issued	142,334	-
Weighted average number of ordinary shares adjusted as at June 30	3,519,720	3,377,386

The loss per share was calculated based on the weighted average of 3,519,720 (2019: 3,377,386) shares outstanding during the financial period.

10.	INVENTORIES

Inventories consist of the following:

	Group
	June 30 2020	December 31 2019
	A$	A$

Raw materials	465,472	843,686
Finished goods – displays and other products	766,084	789,984
Provision for inventories obsolescence	(734,241)	(884,497)
Total, net of allowance for inventories	497,315	749,173

11.	TRADE AND OTHER RECEIVABLES

	Group
	June 30 2020	December 31 2019
	A$	A$

Trade receivables	178,191	892,488
Other receivables	30,238	2,390
	208,429	894,878
Less: Allowances for doubtful debts	(16,866)	(123,920)
Total net of allowance for inventories	191,563	770,958

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 14 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	OTHER ASSETS

	Group
	June 30 2020	December 31 2019
	A$	A$

Prepayments	111,245	311,710
Trade deposits	634,867	1,522,976
Other deposits	-	262,228
VAT receivable	132	194,359
	746,244	2,291,273

13.	PROPERTY, PLANT AND EQUIPMENT

Group	Leasehold Improvement	Office Furniture and Equipment	Total
	A$	A$	A$

At December 31, 2019
Cost	826,997	2,888,508	3,715,505
Accumulated depreciation	(743,048)	(2,243,340)	(2,986,388)
Net book amount	83,949	645,168	729,117

Six months ended June 30, 2020
Opening net book amount	83,949	645,168	729,117
Additions	2,064	-	2,064
Disposals	(80,455)	(203,785)	(284,240)
Depreciation expense	(10,068)	(110,559)	(120,627)
Exchange difference	4,968	27,097	32,065
Closing net book amount	458	357,921	358,379

At June 30, 2020
Cost	401,261	793,857	1,195,118
Accumulated depreciation	(400,803)	(435,936)	(836,739)
Net book amount	458	357,921	358,379

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 15 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	INTANGIBLE ASSETS AND GOODWILL

Group	Goodwill	Autostereo- scopic 3D Display Technologies and Knowhow	Patents and Trademark	Software and Licence	Total
	A$	A$	A$	A$	A$

At December 31, 2019
Cost	14,578,707	14,880,322	1,283,700	531,471	31,274,200
Accumulated amortization	-	(6,157,872)	(390,491)	(196,327)	(6,744,690)
Provision for impairment	(14,578,707)	-	-	-	(14,578,707)
At December 31, 2019	-	8,722,450	893,209	335,144	9,950,803

Six months ended June 30, 2020
Opening net book amount	-	8,722,450	893,209	335,144	9,950,803
Additions	-	-	-	-	-
Amortization expense	-	(860,280)	(58,136)	(45,127)	(963,543)
Provision for impairment	-	-	-	-	-
Disposal	-	(4,127,645)	(654,889)	(8,250)	(4,790,784)
Exchange difference	-	205,318	(62,570)	19,601	162,349
Closing net book amount	-	3,939,843	117,614	301,368	4,358,825

At June 30, 2020
Cost	-	6,971,455	265,197	545,874	7,782,526
Accumulated amortization	-	(3,031,612)	(147,583)	(244,506)	(3,423,701)
Provision for impairment	-	-	-	-	-
Net book amount	-	3,939,843	117,614	301,368	4,358,825

In 2019, the management considered that the goodwill and certain intangible assets have suffered an impairment loss and record a provision of impairment for goodwill in the amount of A$4,486,301 which then impaired the full value of the goodwill of A$14,578,707.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 16 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	DEVELOPMENT PROJECTS

Group
A$

At December 31, 2019
Cost	3,611,336
Accumulated impairment losses	-
At December 31, 2019	3,611,336

Six months ended June 30, 2020
Opening net book amount	3,611,336
Additions	125,520
Disposal	(2,864,052)
Exchange difference	170,316
Closing net book amount	1,043,120

At June 30, 2020
Cost	1,043,120
Accumulated impairment losses	-
Net book amount	1,043,120

Development projects represent the development costs directly attributable to and incurred for several internal technology projects of the Group which are in cooperation with the universities and professional technology institutions in Hong Kong for developing innovative technologies to be applied in the existing and new 3D related products of the Group. The cost model is applied for development projects which require these assets to be carried at cost less any accumulated impairment losses. The Group had performed impairment review for the development projects at the reporting period end and there was no indication that the development projects have suffered an impairment loss.

16.	TRADE AND OTHER LIABILITIES

	Group
	June 30 2020	December 31 2019
	A$	A$

Trade payables	8,847	109,746
Accruals	480,058	328,071
Trade deposits	561,548	900,740
Other borrowings	4,118,421	1,761,308
Other payables	1,655,788	1,238,630
	6,824,662	4,338,495

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 17 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.	AMOUNTS DUE TO RELATED COMPANIES

	Group
	June 30 2020	December 31 2019
	A$	A$

Amounts due to related companies (i)	10,318	6,101,850
Amounts due to ultimate holding company - net (ii)	582,832	582,832
	593,150	6,684,682

(i)	The amounts due to related companies are unsecured, non-interest bearing and repayable on demand.

(ii)	The amounts due to ultimate holding company is unsecured non-interest bearing and repayable on demand.

18.	BORROWINGS

	Group
	June 30 2020	December 31 2019
	A$	A$

Bank overdraft, unsecured	-	902,482
Bank borrowings, unsecured	-	915,300
	-	1,817,782

During the period, the Group restructured and disposed of certain subsidiaries which had the bank overdraft and bank borrowings. The details of disposal are listed out in Note 24.

19.	LEASE

Right of use assets

The carrying amount of the Group’s right of use assets and the movements during the period are as follows:

	Group
	Lease Properties A$	Motor Vehicle A$	Total A$

As at January 1, 2020	1,064,986	42,906	1,107,892
Additions	-	-	-
Depreciation expenses	(287,557)	(12,427)	(299,984)
Disposal	(862,109)	(3,887)	(865,996)
Exchange difference	84,680	(26,592)	58,088

As at June 30, 2020	-	-	-

Analyzed into:			A$
Current portion			-
Non-current portion			-
			-

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 18 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	LEASE(continued)

	Group
	June 30 2020	December 31 2019
	A$	A$

Within one year	-	666,868
Two to five years	-	501,739
	-	1,168,607
Less: Amount due within one year shown under current liabilities	-	(666,868)
Amount due after one year	-	501,739

Analyzed into:	-	666,868
Current portion	-	501,739
Non-current portion	-	1,168,607

Obligations under finance lease carry interest rates of 2.5% per annum.

20.	DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	June 30 2020	December 31 2019
	A$	A$

Derivative financial liabilities
- Put option liability embedded in the convertible bonds issued (Note 21)	-	126,095
- Fair value change in derivative financial instruments during the six months ended June 30, 2020 / year ended December 31, 2019	-	(127,551)
- Exchange difference	-	1,456
Carrying value as at period end	-	-

In connection with the Convertible Bonds as disclosed in Note 21, a Put Option was entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period (means the period of seven days commencing from the day immediately after the date falling two years from the conversion date of the Convertible Bonds or such other date as agreed by the Company and the Bondholder in writing), to have the Company repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

As at December 31, 2019, the management has determined that the option would not be executed and have written off the derivative financial instruments to the consolidated statement of profit or loss and other comprehensive income (loss).

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 19 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21.	CONVERTIBLE BONDS

	Group
	June 30 2020	December 31 2019
	A$	A$

Face value of convertible bonds issued on January 3, 2018	-	3,769,470
Equity component	-	(535,948)
Derivatives embedded in the Convertible Bonds issued (Note 20)	-	(772,112)
Liability component on initial recognition at January 3, 2018	-	2,461,410
Interest accrued but not yet paid for the year ended 2019	-	536,216
Interest accrued at effective interest rate during the six months ended June 30, 2020 / year ended December 31, 2019	-	1,316,702
Interest paid during the six months ended June 30, 2020 / year ended December 31, 2019	-	(209,392)
Exchange difference	-	315,963
Carrying value as at period end	-	4,420,899

On January 3, 2018, the Group entered into the following agreements in connection with the issue of HK$23million (equivalent to approximately A$3.8million) Convertible Bonds (“Convertible Bonds”): (i) Subscription Agreement between Marvel Digital Limited, a wholly-owned subsidiary of the Company (the “Issuer” or “MDL”) and an independent third party entity (“Bondholder”) for the Convertible Bonds, (ii) Deed of Guarantee between the Company and the Bondholder to guarantee the payment obligations under the Convertible Bonds and (iii) Put Option between the Company and the Bondholder to repurchase any converted MDL Shares as described below. On the same date, pursuant to the Subscription Agreement, the Convertible Bonds were issued by MDL to the Bondholder as all the terms and conditions in respect of the subscription of the Convertible Bonds were complied with and fulfilled.

Pursuant to the terms of the Convertible Bonds, the Convertible Bonds are convertible in the circumstances set out therein into 75,000 ordinary shares of MDL (“MDL Shares”) at a conversion price of HK$306.67 per share, which is equivalent to 20% of the enlarged issued share capital of MDL as of the date of the above Subscription Agreement. The Bondholder will have the right to convert the whole of their Convertible Bonds into ordinary shares of MDL at any time during the period from January 3, 2018 to January 2, 2020. The period may be extended to a further twelve months subject to the mutual agreement among MDL, the Company and Bondholder. Unless previously redeemed or converted, the Convertible Bonds will be redeemed at 100% of their principal amount on the maturity date which is two years from the Convertible Bonds issue date.

In connection with the Convertible Bonds, the Company also entered into a Deed of Guarantee to guarantee the due and punctual performance and observance by the Issuer of its payment obligations of the bond principal and interest under the Convertible Bonds until all the guaranteed obligations have been fully satisfied, discharged or paid in full. A Put Option was also entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period as defined in Note 20, to have IMTE repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

In 2020, the Company has repaid the Convertible Bonds in full.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 20 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.	CONVERTIBLE PROMISSORY NOTE

	Group
	June 30 2020 A$	December 31 2019 A$

Face value of convertible promissory note issued on January 20, 2020	2,621,360	-
Equity component	-	-
Liability component on initial recognition at January 20,2020	2,621,360	-
Interest accrued but not yet paid for the period (Note 6)	122,660	-
Interest paid during the period	-	-
Exchange differences	61	-
Carrying value as at end of period	2,744,081	-

On January 20, 2020, the Company entered into a Convertible Promissory Note Purchase Agreement ("the CN Agreement"), with an independent third party (“Noteholder”). Pursuant to CN Agreement, the Noteholder will purchase from the Company a 10% convertible promissory note (the "Promissory Note") in the principal amount of HK$14 million (equivalent to approximately A$2.6 million) maturing in two (2) years from the date of the agreement. The Noteholder has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$5.00, subject to adjustment, per share over the term of the Promissory Note.

In October 2020, the Group settled the interest accrued of A$174,811 by issuing 46,741 shares to the Noteholder.

23.	ISSUED CAPITAL

(a)	Share capital
Company
	June 30, 2020		December 31, 2019
	Number of shares	A$	Number of shares	A$

Ordinary Shares fully paid	3,663,100	20,309,687	3,377,386	18,902,029

(b)	Movements in share capital

	Number of Shares	A$

December 31, 2019 and January 1, 2020	3,377,386	18,902,029
Issue of shares during the period	285,714	1,407,658
June 30, 2020	3,663,100	20,309,687

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

Subsequent to the period ended and up to the date of this financial report, the Group has issued 2,228,593 shares in a value of A$9,565,096. The material transactions are listed in Note 31.

(c)  Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 21 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24.	DISPOSAL OF SUBSIDIARIES

The detail of the net gain/(loss) on the subsidiaries disposal during the period are set out below:

	2020	2019
	A$	A$

Total disposal consideration	25,129	-
		-
Carrying amount of net asset sold (note(i) below)	(230,294)	-
Gain on sales before income tax and reclassification of foreign currency translation reserve	255,423	-
Reclassification of foreign currency transaction reserve	(26,871)	-
Non-controlling interest	(257,542)	-
Loss on disposal after income tax	(28,990)	-

(i)	Net asset disposal:

	2020	2019
	A$	A$

Plant and equipment	284,240	-
Development projects	2,864,052	-
Intangible assets	4,790,784	-
Right of use assets	865,996	-
Cash and bank balances	99,061	-
Inventories	400,806	-
Trade and others receivable	603,923	-
Other deposit and prepayment	1,664,343	-
Trade and other liabilities	(912,580)	-
Amount due to a related company	(6,689,290)	-
Bank overdraft	(929,438)
Bank loan	(966,747)
Lease liabilities	(925,042)	-
Deferred tax liabilities	(1,380,402)	-
	(230,294)	-

(ii)	Net cash flows from disposal of subsidiaries

	2020	2019
	A$	A$

Consideration received, satisfied in cash	25,129	-
Cash and cash equivalents of subsidiaries disposed of (included cash at bank and bank overdraft)	830,377	-
	855,506	-

25.	RESERVES

(a)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

(b)	Other reserves represent reserve on the capital injection by non-controlling interest.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 22 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26.	CAPITAL COMMITMENTS

As of June 30, 2020, the Group had internal capital commitments for the investments in one People’s Republic of China (“P.R.C.”) subsidiaries of RMB9,620,859 (approximately A$1,978,177) (2019: A$1,755,456).

27.	CONTROLLED ENTITIES

	Country of Incorporation	Percentage Owned
		June 30 2020	December 31 2019
Parent Entity: Integrated Media Technology Limited	Australia
Subsidiaries of Integrated Media Technology Limited:
CIMC Marketing Pty. Limited	Australia	100%	100%
Smartglass Limited (formerly known as Dragon Creative Limited)	Hong Kong	100%	100%
Marvel Digital Limited *	Hong Kong	-	95% (indirect)
Cystar International Limited (Formerly known as Visumotion International Limited)	Hong Kong	100% (indirect)	95% (indirect)
GOXD Technology Limited *	Hong Kong	-	76% (indirect)
Binario Limited	British Virgin Islands	100%	100%
Digital Media Technology Limited	Malaysia	100% (indirect)	100% (indirect)
GOXD Dongguan Limited *	P.R.C.	-	76% (indirect)
Marvel Display Technology (Shenzhen) Limited *	P.R.C.	-	95% (indirect)
Cystar International (Shenzhen) Limited	P.R.C	100% (indirect)	-
Color Investment Limited	Hong Kong	100%	-
GOXD International Limited	Hong Kong	80% (indirect)	-

* Disposed during the period

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 23 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

28.	RELATED PARTY TRANSACTIONS

Transactions with related parties include the following:

(a)  Transactions with key management personnel

The total remuneration paid or payable to the directors and senior management of the Group during the period are as follows:

	Group
	Period Ended June 30 2020	Period Ended June 30 2019
	A$	A$

Short term benefits (Remark 1)	791,742	400,119
Post-employment benefits	3,532	-
	795,274	400,119

Remark 1:	Included in short term benefits for directors and officers included payments of A$319,772 (US$210,000) to a service company owned by the Company Secretary for the provision of Chief Executive Officer and Chief Financial Officer services during the period.

(b)  Other related party transactions

During the period, the Group has the following material transactions with its related parties:

	Group
	Period Ended June 30 2020	Period Ended June 30 2019
	A$	A$

General consultancy and management fees paid to a related party (Remark 1)	282,971	(281,978)
Purchase of products from related parties (Remark 1)	8,689	-
Purchase of plant and equipment from related parties (Remark 1)	-	90,334
Company Secretarial, taxation service and CFO fee paid to a related party (Remark 2)	319,772	-
Purchase of products from a related party (Remark 3)	274,417	-

Remark 1:	Entities controlled over by former director, Dr. Herbert Ying Chiu LEE. The consultancy and management services transactions are carried at the current market value in the ordinary course of business.
Remark 2:	An entity controlled by Mr. Cecil Ho, Company Secretary and CFO for providing professional services.
Remark 3:	An entity controlled by Mr. Zhang Wuhua, our director of the Company. The transactions are carried at the current market value in the ordinary course of business.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 24 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

29.	CASH FLOW INFORMATION

	Group
	Period Ended June 30 2020	Period Ended June 30 2019
	A$	A$

CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / Decrease in assets:
Other assets	11,029	466,799
Inventories	(117,956)	(462,531)
Trade and other receivables	(7,001)	218,000
Increase in liabilities:
Trade and other liabilities	910,785	10,164
Provision for annual leave	-	4,097
Trade deposits received	-	8,284
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	796,857	244,813

30.	RECLASSIFICATION

Certain amounts in the prior period condensed consolidated financial statements have been reclassified to conform to the presentation of the current period condensed consolidated financial statements. These reclassifications had no effect on the previously reported net loss.

31.	EVENTS OCCURRING AFTER THE REPORTING DATE

(a)	Compliance with the minimum US$2,500,000 stockholders’ equity requirement for continued listing on The Nasdaq Capital Market

On June 19, 2020, Integrated Media Technology Limited (the "Company") received a letter from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it no longer complied with Nasdaq Listing Rule 5550(b)(1) due to the Company's failure to maintain a minimum of US$2,500,000 in stockholders' equity (or meet the alternatives of market value of listed securities of $35 million or US$500,000 in net income from continuing operations). The notification also stated that the Company would be provided 45 days to submit a plan to regain compliance with the listing requirement. If the plan is accepted, the Company can be granted up to 180 calendar days from the date of the Notice to evidence compliance.

On September 28, the Company announced in a Form 6-K, that it believes that it was compliant as its Shareholders Equity of US$4.5 million. The Company received a letter from Nasdaq dated September 28, 2020 in which it states that the Staff has determined that the Company complies with the Rule. However, if the Company fails to evidence compliance upon filing its next periodic report it may be subject to delisting. At that time, Staff will provide written notification to the Company, which may then appeal Staff’s determination to a Hearings Panel.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 25 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

31.	EVENTS OCCURRING AFTER THE REPORTING DATE (Continued)

(b)	Debt Conversion Agreement and Convertible Note with CIMB Limited ("CIMB") for a total of US$2,825,000

On July 25, 2020, the Company entered into two transactions with CIMB Limited ("CIMB"), an independent third party, to convert a total of US$2,825,000 of debts owed to CIMB into shares in the Company. The first transaction is a conversion of debt of US$2,100,000 at a price of US$3.00 for a total issuance of 700,000 shares in the Company. The second transaction is the issuance of a convertible note of US$725,000. The Note (the “Note”) is non-interest bearing, cannot be pre-paid and has a term of 2 years from the date of the issuance of the Note. The holder of the Note or the Company can convert the Note at any time into shares in the Company at US$3.00 per share. There is a downward adjustment for any issuance of shares at price lower than the Conversion Price in the next 12 months following the issue of the Note, subject to a floor price of US$1.50 per share. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion CIMB would own more than 19.99% in the Company.

On July 28, 2020, the first transaction of issuance of 700,000 shares was completed. The convertible note of US$725,000 was converted into 241,667 shares on October 6, 2020.

(c)	US$3 million funding with Nextglass Technologies Corp ("Nextglass")

On August 6, 2020, the Company entered into two agreements with Nextglass, an independent third party, to raise a total of US$3,000,000. The first agreement is a placement of 450,000 shares at a share price of US$3.00 per share to raise US$1,350,000. The second agreement is a Convertible Note Purchase Agreement (the "Purchase Agreement"), which Nextglass will invest US$1,650,000 under a convertible note (the "Note") without interest, maturing in two years from the date of the Note. The holder of the Note or the Company has the right to convert the principal into ordinary shares of the Company at a conversion price of US$3.00 per share over the term of the Note. The conversion price is subject to downward adjustment and has a floor price of US$1.50 if the Company sells ordinary shares below the conversion price within 12 months after the date of the Note. The Note cannot be prepaid. The holder of the Note is also entitled to piggyback registration rights. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Nextglass would own more than 19.99% equity interest in the Company.

On September 8, 2020, the placement to Nextglass of 450,000 shares at a price of US$3.00 per share raising US$1,350,000 was closed. Concurrently, the Company has agreed with Nextglass to extend the closing of the US$1,650,000 Convertible Note to September 30, 2020 and this date was further extended to October 20, 2020.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 26 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

31.	EVENTS OCCURRING AFTER THE REPORTING DATE (Continued)

(d)	Sale and Purchase Agreements ("SP Agreements") to purchase a total of 51% interests in Sunup Holdings Limited ("Sunup") for a total of US$1.5 million.

On August 6, 2020, the Company entered into two conditional SP Agreements to buy 25.5% equity interest in Sunup from each of Nextglass and Teko International Limited ("Teko") for US$750,000 each for a total consideration of US$1,500,000. The two (2) SP Agreements are identical and are summarized below:

The consideration for each of the 25.5% of Sunup is US$750,000 for each of Nextglass and Teko, and each of them will be paid by the issuance of 250,000 shares in the Company (the "Consideration Shares") at US$3.00 per share. There is also a deferred consideration based on 5 times the annualized earnings for the next 2 years less the initial consideration of US$750,000.

From the commencement of the SP Agreements to until the deferred consideration is determined, Nextglass and Teko (individually the "Vendor") shall have the right to purchase the 25% Sunup equity interests back from the Company with their Consideration Shares if the Purchaser and Sunup terminates the directors and officers of Sunup without cause and without the consent of the Vendor, as applicable.

Sunup is engaged in the manufacturing and sale of nano coating plates used in air filters ("Plates"). Sunup has set up its equipment and is expected to be in commercial production in September 2020. Pursuant to an existing Manufacturing and Supply Agreement between Sunup and Nextglass, Nextglass will provide manufacturing services to Sunup under a pre agreed budget every 6 months period. Nextglass also undertakes to provide a minimum sales order to Sunup until certain conditions are met.

On September 12, 2020, the Company completed the acquisition of 25.5% of Sunup from each of Nextglass and Teko for US$750,000 each, for a total acquisition of 51% of Sunup for a total consideration of US$1,500,000 which was paid by the issuance of a total of 500,000 shares at a price of US$3.00 per share.

(e)	Issuing shares on settlement of Interest on Convertible Promissory Note

In October 2020, the Group settled the interest accrued of A$174,811 by issuing 46,741 shares to the Noteholder of Convertible Promissory Note. The detail of the transaction is set out in Note 22.

Integrated Media Technology Limited | Interim Report | June 30, 2020	Page 27 of 27

INTEGRATED MEDIA TECHNOLOGY LIMITED

Integrated Media Technology Limited
Level 7, 420 King William Street
Adelaide SA 5000
Phone: +61 8 7324 6018 Fax: +61 8 8312 0248